Filed Pursuant to Rule 433
Registration No. 333-190911-02

Entergy Arkansas, Inc.
$325,000,000
First Mortgage Bonds,
3.5% Series due April 1, 2026
Final Terms and Conditions
January 5, 2016

Issuer:	Entergy Arkansas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (positive outlook) by Moody’s Investors Service A- (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	January 5, 2016

Settlement Date (T+3):	January 8, 2016

Principal Amount:	$325,000,000

Interest Rate:	3.5%

Interest Payment Dates:	April 1 and October 1 of each year

First Interest Payment Date:	April 1, 2016

Final Maturity Date:	April 1, 2026

Optional Redemption Terms:	Make-whole call at any time prior to January 1, 2026 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	2.25% due November 15, 2025

Spread to Benchmark Treasury:	130 bps

Benchmark Treasury Price:	100-03

Benchmark Treasury Yield:	2.239%

Re-offer Yield:	3.539%

Price to Public:	99.671%

Net Proceeds Before Expenses:	$321,818,250

CUSIP / ISIN:	29364D AU4 / US29364DAU46

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Goldman, Sachs & Co. Scotia Capital (USA) Inc. Stephens Inc.
Co-Managers:	Regions Securities LLC Mischler Financial Group, Inc. The Williams Capital Group, L.P.

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNY Mellon Capital Markets, LLC toll-free at 800-269-6864, (ii) Goldman, Sachs & Co. toll-free at 1-866-471-2526, (iii) Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or (iv) Stephens Inc. toll-free at 1-800-643-9691.